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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

                            PURSUANT TO RULE 13d-2(b)

                               DIASYS CORPORATION
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                 COMMON STOCK, PAR VALUE $0.001 ("COMMON STOCK")
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    252838107
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                  JULY 29, 2003
--------------------------------------------------------------------------------
                          (DATE OF EVENT WHICH REQUIRES
                            FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]      Rule 13d-1(b)
[_]      Rule 13d-1(c)
[X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 252838107
--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (ENTITIES ONLY)

     Todd M. DeMatteo
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
     NUMBER OF        5     SOLE VOTING POWER                       630,666
       SHARES
    BENEFICIALLY      ----------------------------------------------------------
   OWNED BY EACH      6     SHARED VOTING POWER                            0
     REPORTING
    PERSON WITH:      ----------------------------------------------------------
                      7     SOLE DISPOSITIVE POWER                   630,666

                      ----------------------------------------------------------
                      8     SHARED DISPOSITIVE POWER                       0

--------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       630,666
--------------------------------------------------------------------------------
10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       Approximately 5.3%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
--------------------------------------------------------------------------------
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                             INTRODUCTORY STATEMENT

         This statement on Schedule 13G relates to the common stock, par value $.001 per share ("Common Stock"), of DiaSys Corporation, a Delaware corporation (the "Issuer") and is being filed by Todd M. DeMatteo, an individual (the "Reporting Person").

         As described below, the Reporting Person is filing this statement pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") to report his ownership of 630,666 shares of the Issuer's Common Stock, which was originally acquired upon the founding of the Company and reported under the Exchange Act thereafter by the Reporting Person in his capacity as a founder, director, Chief Executive Officer and President of the Issuer.

ITEM 1(A).   NAME OF ISSUER.

             DiaSys Corporation, a Delaware corporation

ITEM 1(B).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

             The Issuer's principal executive offices are located at 81 West Main Street, Waterbury, Connecticut 06702 (telephone number:
             203-755-5083).

ITEM 2(A).   NAME OF PERSON FILING.

             Todd M. DeMatteo

ITEM 2(B).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF   NONE, RESIDENCE.

             The Reporting Person is the President and Chief Executive Officer of TechOps Partners, LLC, c/o Law Offices of Michael Brown, 1057 Broad Street, Bridgeport, CT 06604.

ITEM 2(C).   CITIZENSHIP.

             United States of America

ITEM 2(D).   TITLE OF CLASS OF SECURITIES.

             Common Stock, par value $0.001 per share


ITEM 2(E).   CUSIP NUMBER.

             252838107
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ITEM 3.      IF THIS STATEMENT IS FILED PURSUANT TO SECTION
             SECTION 240.13D- 1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

  (a)   [ ]  Broker or dealer registered under section 15 of the Act
             (15 U.S.C. 78o).

  (b)   [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

  (c)   [ ]  Insurance company as defined in section 3(a)(19) of the Act
             (15 U.S.C. 78c).

  (d)   [ ]  Investment company registered under section 8 of the Investment
             Company Act of 1940 (15 U.S.C. 80a-8).

  (e)   [ ]  An investment adviser in accordance with Section
             240.13d-1(b)(1)(ii)(E).

  (f)   [ ]  An employee benefit plan or endowment fund in accordance with
             Section 240.13d-1(b)(1)(ii)(F).

  (g)   [ ]  A parent holding company or control person in accordance with
             Section 240.13d-1(b)(1)(ii)(G).

  (h)   [ ]  A savings associations as defined in Section 3(b) of the Federal
             Deposit Insurance Act (12 U.S.C. 1813).

  (i)   [ ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

  (j)   [ ]  Group, in accordance withSection240.13d-1(b)(1)(ii)(J).

ITEM 4.      OWNERSHIP

             Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item I.

  (a)        Amount beneficially owned:                                 630,666

  (b)        Percent of class:                                             5.3%

  (c)        Number of shares as to which the person has:

             (i)     Sole power to vote or to direct the vote           630,666


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
             (ii)    Shared power to vote or to direct the vote                          0

             (iii)   Sole power to dispose or to direct the disposition of         630,666

             (iv)    Shared power to dispose or to direct the disposition of             0


ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

             Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

             Not Applicable

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

             Not Applicable

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP.

             Not Applicable

ITEM 10.     CERTIFICATION.

             Not applicable.


                                      -3-
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                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

                                            TODD M. DEMATTEO


                                            By:    /s/ Todd M. DeMatteo
                                               ---------------------------------



                                            Date:  July 29, 2003


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